HUADI INTERNATIONAL GROUP CO., LTD.

No. 1688 Tianzhong Street, Longwan District,

Wenzhou, Zhejiang Province

People’s Republic of China 325025

+86-057786598888

April 10, 2020

Via EDGAR and E-Mail

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Edward M. Kelly

Geoffrey D. Kruczek

SiSi Cheng

W. John Cash

Re:	Huadi International Group Co., Ltd.

Amendment 1 to Draft Registration Statement on Form F-1

Submitted January 3, 2020

CIK 0001791725

Ladies and Gentlemen:

We are in receipt of Staff’s comment letter dated January 16, 2020 regarding the above referenced Amendment 1 to Draft Registration Statement on Form F-1 (the “Amendment No. 1 to DRS”). As requested by the Staff, we have provided responses to the questions raised by the Staff. For your convenience, the summarized matters are listed below, followed by our responses:

Amendment 1 to Draft Registration Statement on Form F-1 submitted January 3, 2020

General

1.	You indicate on the map on pages 4 and 48 that Iran is one of the 19 countries where you sell your products. Iran is designated by the U.S. Department of State as a state sponsor of terrorism and is subject to U.S. economic sanctions and export controls. You do not include disclosure about contacts with Iran. Please describe the nature and extent of your past, current, and anticipated contacts with Iran whether through subsidiaries, distributors, or other direct or indirect arrangements. You should describe any goods, technology, or services you have provided or anticipate providing into Iran, directly or indirectly, and any agreements, arrangements, or other contacts with its government or persons it controls. Please also discuss the materiality of the contacts in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of revenues, assets, and liabilities associated with Iran for the last two fiscal years and the subsequent interim period. Address the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that Iran was mistakenly included in the map on page 4 and 48. We further clarify for the Staff that we sold our products to Iraq instead of Iran for a total amount of $3,000 in the fiscal year of 2017. We have not sold any products to Iraq in 2018 and 2019 and never sold our products to Iran before or now. We also do not plan to sell any of our product to Iran in the future. We have revised the map on pages 4 and 48 to reflect the accurate information regarding countries where we sell our products.

Board of Directors and Board Committees, page 60

2.	Please expand your revisions in response to prior comment 8 to clarify how you expect a majority of your three-person board to be independent if, as you disclose, “all current directors,” each of whom is an executive officer, will serve on your board after listing. If current members of your board will resign prior to that time, please identify those members. If new members will be appointed, please disclose the information specified in Item 6 of Form 20-F, and file the consents required by Rule 438 of Regulation C.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that our board has approved the appointment of two new independent director candidates and we are still in the process of searching and confirming a third independent director. As of the date hereof, our board consists of two executive directors. The independent directors, besides our two executive directors, will begin their service effective upon listing on a national exchange pursuant to our agreements with them. We expect that our board of directors will consist of five directors, three of whom shall be independent after our listing. We have included the information of the new members and consents as exhibits in the amended registration statement.

Controlled Company, page 62

3.	Your response to prior comment 5 indicates you are a “controlled company” due to the share ownership of the Wang family. Your disclosure on pages 17 and 62 indicate it is due solely to Di Wang’s share ownership. Please revise to clarify the basis for your conclusions regarding why you are a controlled company. Please also reconcile (1) your revisions on page 62 that your shareholders are offering shares for resale with the disclosure on your prospectus coverage and pages 10, 29, and 81 that only the registrant is offering shares; and (2) the disclosure on page 62 that Huisen Wang is offering shares with your disclosure on page 66 that he holds no shares.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that we have revised our disclosure on page 17 and 62 to include our analysis regarding our being a “controlled company”. In addition, our shareholders are not offering shares for resale and we have revised the related disclosure accordingly.

Principal Shareholders, page 66

4.	We note your response to prior comment 11. Please reconcile your revisions on pages 66 and 67 with your revisions on page 62 and the share ownership amounts in your response to prior comment 5.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that we have reconciled our disclosure of the beneficial ownership accordingly.

Note to Financial Statements

Note 16 – Segment Reporting, page Page F-24

5.	We note your response to prior comment 13 and the updated disclosure on page F-24. Please revise to disclose also long-lived assets that are located in your country of domicile, and disclose separately assets located in an individual foreign county if material. Refer to ASC 280-10-50-41.

RESPONSE: We noted the Staff’s comment, and in response thereto, advise the Staff that the Company’s long-lived assets are primarily located in the PRC; therefore, no geographical segments are presented. We have updated the disclosure on page F-24 in the amended registration statement.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq. or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

Huadi International Group Co., Ltd.

By:	/s/ Huisen Wang
Name:	Huisen Wang
Title:	Chief Executive Officer